Exhibit 99.1

BON Announced Next-Gen of Tea Pigment Digestive Health Products and Cooperation Agreement with Beijing Huahai Keyuan

XI’AN, China, November 25, 2025 (PR NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solution provider in the natural, health and personal care industry, today announced a non-exclusive cooperation agreement with Beijing Huahai Keyuan Technology Co. Ltd. (“Huahai Keyuan”) a prominent health products distributor in China. The term of the agreement is 36 months with a total contract value of US$26 million. Pursuant to the agreement, Huahai Keyuan will sell and distribute BON’s second-generation tea pigment-based digestive health products in Greater China.

Tea pigments, a key bioactive complex derived from tea, possess a strong scientific profile across lipid regulation, glycemic control, antioxidant function, and gastrointestinal support. As a next-generation functional tea ingredient, tea pigments represent the most significant innovation in the sector since the commercialization of tea polyphenols. Current market adoption is being driven primarily by two fast-growing segments: digestive wellness and blood-glucose management. With broad applicability and favorable consumer demand trends, tea pigments are positioned as a potential blockbuster ingredient with an anticipated market opportunity exceeding US$1 billion in the coming years.

As a global leading innovator in tea pigment ingredients, BON has identified that targeted biotransformation of tea raw materials can significantly enhance the functional performance of tea pigments. Leveraging this, BON undertook systematic research utilizing its proprietary, optimally selected Eurotium cristatum strain as a fermentation agent. Through a controlled biotransformation process — a precision-optimized fermentation method designed to strengthen functional attributes — BON believes it has achieved a substantial improvement in the digestive health benefits of tea pigments.

Testing demonstrates that the digestive health activity of BON’s latest tea pigment product has increased by more than 200% compared to first-generation formulations, representing a major advancement in product efficacy and competitive positioning.

Hu Yongwei, CEO and Chairman of BON, stated: “Through our strategic partnership with Huahai Keyuan, BON will leverage its competitive strengths and continued innovation in tea pigment technology to accelerate our expansion into the rapidly growing premium digestive health market. This agreement marks the next phase of BON’s strategic development and positions us to drive synergistic growth across the digestive health sector. We also plan to introduce our innovative second-generation tea pigment product portfolio to global markets. BON believes this partnership will support meaningful revenue and earnings growth over time and further enhance long-term shareholder value.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

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